March 4, 2011
Mr. John P. Lucas, Staff Attorney
Ms. Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NGAS Resources, Inc. Responses to the Staff’s Comments on the Form PRER14A Filed on March 2, 2011, File No. 0-12185
Dear Mr. Lucas and Ms. Parker:
On behalf of our client, NGAS Resources, Inc., a company existing under the laws of British Columbia (the “Company”), and in connection with the re-filing of the Company’s Form PRER14A, we hereby submit the Company’s response to the Staff’s comment letter dated March 2, 2011. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.
General
1.	We note your response to comment 2 from our letter dated February 23, 2011, as well as your revised disclosure beginning at pages 5, 18, and 77. With respect to your disclosures in the Q&A and Summary sections, please revise to clarify that in deciding whether to vote to approve the Arrangement Resolution, shareholders are urged to assume that the merger will be a taxable transaction. In this regard, we note that you have not obtained an IRS ruling or an opinion of counsel, and you cannot otherwise provide investors with assurance regarding any beneficial tax treatment.

In response to the Staff’s comment, the Company has revised the disclosure in the Q&A section beginning on page 5 and the Summary section beginning on page 18. Please see Exhibit A, attached.

Securities and Exchange Commission
March 4, 2011

* * *
The Company acknowledges the following in regards to the filing:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Securities and Exchange Commission
March 4, 2011

     We appreciate the time and attention you have given to these matters. Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4612 or via e-mail at Trevor.Katende@skadden.com.

Very truly yours,
/s/ Trevor Katende
Trevor Katende, Esq.

Enclosure

cc:	William S. Daugherty, President and Chief Executive Officer
Michael Windisch, Chief Financial Officer
Thomas Ivey, Skadden, Arps, Slate, Meagher & Flom LLP
Moshe Kushman, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A — Proposed Disclosure
1. The disclosure on page 5 of the Company’s PRER14A has been revised as set forth below:
"Q: Is the transaction expected to be taxable to NGAS Resources shareholders?
A: For the reasons explained below, in deciding whether to vote to approve the arrangement resolution, U.S. Holders (as defined under “Material United States Federal Income Tax Consequences of the Arrangement” beginning on page 77 of this proxy statement) of NGAS Resources common stock are urged to assume that, for United States federal income tax purposes, the arrangement will be treated as a taxable sale by U.S. Holders with respect to the exchange of their NGAS Resources common stock for Magnum Hunter common stock. Because neither NGAS Resources nor Magnum Hunter has requested, or intends to request, a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization, no assurance can be given whether the arrangement qualifies as a reorganization and this discussion is written on the basis that the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders ~~(as defined under “Material United States Federal Income Tax Consequences of the Arrangement” beginning on page 77 of this proxy statement)~~ of their shares of NGAS Resources’ common stock in exchange for shares of Magnum Hunter common stock. Provided that the arrangement is treated, for United States federal income tax purposes as a taxable sale by U.S. Holders of their shares of NGAS Resources’ common stock in exchange for shares of Magnum Hunter common stock, U.S. Holders will, subject to the “passive foreign investment company” rules (as described further herein), generally recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources’ common stock exchanged for those shares.
However, for U.S. Holders the exchange of shares of NGAS Resources common stock for shares of Magnum Hunter common stock pursuant to the arrangement may qualify, for United States federal income tax purposes, as a tax-free “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. Since no assurances can be given as to whether the arrangement will be treated as a taxable sale on the effective date, U.S. Holders (particularly those in a loss position) are urged to consult their tax advisors regarding the tax consequences of the arrangement to them in their particular circumstances.
If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. Holders will generally recognize gain (but not loss) with respect to their NGAS Resources common stock. If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is not integrated with the arrangement, no gain or loss will be recognized by U.S. Holders as a result of the receipt of Magnum Hunter common stock at the effective time in exchange for NGAS Resources common stock pursuant to the arrangement. Each U.S. Holder is advised to consult its tax advisor regarding the possible tax consequences of the arrangement if Magnum Hunter undertakes post-arrangement restructuring activity that would be integrated with the arrangement.

Securities and Exchange Commission
March 4, 2011
Exhibit A
A Canadian resident shareholder who exchanges NGAS Resources shares for Magnum Hunter shares under the arrangement will generally be considered to have disposed of such NGAS Resources shares for proceeds of disposition equal to the fair market value at the effective time of the arrangement of the Magnum Hunter shares acquired by such Canadian resident shareholder on the exchange, and generally will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost basis to the resident shareholder of such NGAS Resources shares.
Shareholders are urged to consult their tax advisor regarding the tax consequences of the arrangement based on their particular circumstances. See “Material United States Federal Income Tax Consequences of the Arrangement” and “Material Canadian Federal Income Tax Consequences of the Arrangement” beginning on pages 77 and 81 of this proxy statement, respectively.”
2. The disclosure on page 18 of the Company’s PRER14A has been revised as set forth below:
"Material United States Federal Income Tax Consequences of the Arrangement (See Page 77).
     For the reasons explained below, in deciding whether to vote to approve the arrangement resolution, U.S. Holders (as defined under “Material United States Federal Income Tax Consequences of the Arrangement” beginning on page 77 of this proxy statement) of NGAS Resources common stock are urged to assume that, for United States federal income tax purposes, the arrangement will be treated as a taxable sale by U.S. Holders with respect to the exchange of their NGAS Resources common stock for Magnum Hunter common stock. Because neither NGAS Resources nor Magnum Hunter has requested, or intends to request a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization, no assurance can be given whether the arrangement qualifies as a reorganization and this discussion is written on the basis that the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders of their shares of NGAS Resources’ common stock in exchange for shares of Magnum Hunter common stock. The exchange of shares of NGAS Resources common stock for shares of Magnum Hunter common stock pursuant to the arrangement may qualify, for United States federal income tax purposes, as a tax-free “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. The arrangement could fail to qualify as a reorganization if, among other things, dissenters rights are exercised. Since no assurances can be given as to whether the arrangement will be treated as a taxable sale on the effective date, U.S. Holders (particularly those in a loss position)~~, as defined under “Material United States Federal Income Tax Consequences” beginning on page 77 of this proxy statement,~~ are urged to consult their tax advisors regarding the tax consequences of the arrangement to them in their particular circumstances.
     U.S. Holders. Provided that the arrangement is treated, for United States federal income tax purposes as a taxable sale by U.S. Holders of their shares of NGAS Resources’ common stock in

Securities and Exchange Commission
March 4, 2011
Exhibit A
exchange for shares of Magnum Hunter common stock. U.S. Holders will, subject to the “passive foreign investment company” rules (as described further herein), generally recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources’ common stock exchanged for those shares. If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. Holders will generally recognize gain (but not loss) with respect to its NGAS Resources common stock. If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is not integrated with the arrangement, no gain or loss will be recognized by U.S. Holders as a result of the receipt of Magnum Hunter common stock at the effective time in exchange for NGAS Resources common stock pursuant to the arrangement. Each U.S. Holder is advised to consult its tax advisor regarding the possible tax consequences of the arrangement and Magnum Hunter’s post-arrangement restructuring activity.
     Non-U.S. Holders. Non-U.S. Holders (as defined under “Material United States Federal Income Tax Consequences” beginning on page 77 of this proxy statement) should not generally be subject to United States federal income tax in respect of the receipt of Magnum Hunter common stock at the effective time in exchange for our common stock pursuant to the arrangement. However, Non-U.S. Holders may be subject to tax consequences in other jurisdictions. Canadian resident shareholders should review “Material Canadian Federal Income Tax Consequences of the Arrangement” beginning on page 81 of this proxy statement.
Shareholders are urged to consult their tax advisor regarding the tax consequences of the arrangement to their particular circumstances. See “Material United States Federal Income Tax Consequences” beginning on page 77 of this proxy statement.”